# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AMTD Digital Inc., CIK 0001809691
CUSIP: 00180N101
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 66 rue Jean-Jacques Rousseau, Paris, France (I0), 75001
Date of event which requires filing of this statement: 06/02/2025
Filed by CIK 0001765856
Persons authorized to receive notices and communications: Samuel Chau, 66 rue Jean-Jacques Rousseau, Paris, France (I0), 75001, 85262212587

## Reporting persons
- AMTD Group Inc. (CIK 0001765856): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Virgin Islands British (D8); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 81,721,487; sole dispositive power 0; shared dispositive power 81,721,487; aggregate amount beneficially owned 81,721,487 (64.8% of the class)
  Comment: Note to Row (8) and (10) - Representing (i) 46,902,440 Class B ordinary shares, which may be converted into 46,902,440 Class A ordinary shares at any time, directly held by AMTD IDEA Group, and (ii) 34,819,047 Class A ordinary shares directly held by Wonderful Time with Co. Ltd.
  
  AMTD Group Inc. holds 33.2% of the issued and outstanding share capital of AMTD IDEA Group, representing 46.7% of the total outstanding voting power of the ordinary shares of AMTD IDEA Group. AMTD IDEA Group beneficially owns 64.8% of the issued and outstanding share capital of the Issuer, representing 95.7% of the total outstanding voting power of the ordinary shares of the Issuer. AMTD IDEA Group beneficially owns 77.8% of the issued and outstanding share capital of The Generation Essentials Group representing 91.8% of the total outstanding voting power of the ordinary shares of The Generation Essentials Group (and the Issuer beneficially owns 39.8% of the issued and outstanding share capital of The Generation Essentials Group representing 77.5% of the total outstanding voting power of the ordinary shares of The Generation Essentials Group). Wonderful Time with Co. Ltd. is a wholly-owned subsidiary of The Generation Essentials Group.
  
  Note to Row (13) - Representing 95.7% of the total outstanding voting power of the ordinary shares of the Issuer. The percentage of the class of securities beneficially owned by the reporting person is calculated based on a total of 126,163,971 issued and outstanding ordinary shares (consisting of 78,809,300 Class A ordinary shares and 47,354,671 Class B ordinary shares) of the Issuer as of February 13, 2026, assuming conversion of all Class B ordinary shares into Class A ordinary shares. For the reporting person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer's Class A ordinary shares and Class B ordinary shares as a single class. Each Class B ordinary share is entitled to twenty votes per share, whereas each Class A ordinary share is entitled to one vote per share. Each Class B ordinary share is convertible at the option of the holder at any time into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.
- AMTD IDEA GROUP (CIK 0001769731): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 81,721,487; shared voting power 0; sole dispositive power 81,721,487; shared dispositive power 0; aggregate amount beneficially owned 81,721,487 (64.8% of the class)
  Comment: Note to Row (7) and (9) - Representing (i) 46,902,440 Class B ordinary shares, which may be converted into 46,902,440 Class A ordinary shares at any time, directly held by AMTD IDEA Group, and (ii) 34,819,047 Class A ordinary shares held by Wonderful Time with Co. Ltd.
  
  AMTD IDEA Group beneficially owns 64.8% of the issued and outstanding share capital of the Issuer, representing 95.7% of the total outstanding voting power of the ordinary shares of the Issuer. AMTD IDEA Group beneficially owns 77.8% of the issued and outstanding share capital of The Generation Essentials Group representing 91.7% of the total outstanding voting power of the ordinary shares of The Generation Essentials Group (and the Issuer beneficially owns 39.8% of the issued and outstanding share capital of The Generation Essentials Group representing 77.5% of the total outstanding voting power of the ordinary shares of The Generation Essentials Group). Wonderful Time with Co. Ltd. is a wholly-owned subsidiary of The Generation Essentials Group.
  
  Note to Row (13) - Representing 95.7% of the total outstanding voting power of the ordinary shares of the Issuer. The percentage of the class of securities beneficially owned by the reporting person is calculated based on a total of 126,163,971 issued and outstanding ordinary shares (consisting of 78,809,300 Class A ordinary shares and 47,354,671 Class B ordinary shares) of the Issuer as of February 13, 2026, assuming conversion of all Class B ordinary shares into Class A ordinary shares. For the reporting person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer's Class A ordinary shares and Class B ordinary shares as a single class. Each Class B ordinary share is entitled to twenty votes per share, whereas each Class A ordinary share is entitled to one vote per share. Each Class B ordinary share is convertible at the option of the holder at any time into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.
- Generation Essentials Group (CIK 0002053456): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 34,819,047; shared voting power 0; sole dispositive power 34,819,047; shared dispositive power 0; aggregate amount beneficially owned 34,819,047 (27.6% of the class)
  Comment: Note to Row (7) and (9) - Representing 34,819,047 Class A ordinary shares held by Wonderful Time with Co. Ltd.. Wonderful Time with Co. Ltd. is a wholly-owned subsidiary of The Generation Essentials Group.
  
  Note to Row (13) - Representing 3.4% of the total outstanding voting power of the ordinary shares of the Issuer. The percentage of the class of securities beneficially owned by the reporting person is calculated based on a total of 126,163,971 issued and outstanding ordinary shares (consisting of 78,809,300 Class A ordinary shares and 47,354,671 Class B ordinary shares) of the Issuer as of February 13, 2026 assuming conversion of all Class B ordinary shares into Class A ordinary shares. For the reporting person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer's Class A ordinary shares and Class B ordinary shares as a single class. Each Class B ordinary share is entitled to twenty votes per share, whereas each Class A ordinary share is entitled to one vote per share. Each Class B ordinary share is convertible at the option of the holder at any time into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.
- World Media and Entertainment Group Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Wonderful Time with Co. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 34,819,047; shared voting power 0; sole dispositive power 34,819,047; shared dispositive power 0; aggregate amount beneficially owned 34,819,047 (27.6% of the class)
  Comment: Note to Row (7) and (9) - Representing 31,819,047 Class A ordinary shares directly held by Wonderful Time with Co. Ltd.
  
  Note to Row (13) - Representing 3.4% of the total outstanding voting power of the ordinary shares of the Issuer. The percentage of the class of securities beneficially owned by the reporting person is calculated based on a total of 126,163,971 issued and outstanding ordinary shares (consisting of 78,809,300 Class A ordinary shares and 47,354,671 Class B ordinary shares) of the Issuer as of February 13, 2026, assuming conversion of all Class B ordinary shares into Class A ordinary shares. For the reporting person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer's Class A ordinary shares and Class B ordinary shares as a single class. Each Class B ordinary share is entitled to twenty votes per share, whereas each Class A ordinary share is entitled to one vote per share. Each Class B ordinary share is convertible at the option of the holder at any time into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Name of issuer: AMTD Digital Inc.
Address of issuer's principal executive offices: 66 rue Jean-Jacques Rousseau, Paris, France (I0), 75001
Comment:
Explanatory Note

This Amendment No. 2 to Schedule 13D (the "Amendment No. 2") is field on behalf of each of AMTD Group Inc. ("AMTD Group"), AMTD IDEA Group, The Generation Essentials Group ("TGE"), World Media and Entertainment Group Inc. ("WME") and Wonderful Time with Co. Ltd.. to amend the statement on Schedule 13D, filed on February 16, 2023, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on April 30, 2025 (collectively, the "Original Filing").
Except as provided herein, this statement does not modify any of the information previously reported on the Original Filing. Capitalized terms used but not defined in this statement have the meanings ascribed to them in the Original Filing.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended to add the following:

On June 2, 2025, The Generation Essentials Group transferred 13,333,333 Class A ordinary shares of the Issuer held by it and World Media and Entertainment Group transferred 21,485,714 Class A ordinary shares of the Issuer held by it to Wonderful Time with Co. Ltd.

In connection therewith, Wonderful Time with Co. Ltd. entered into a joinder agreement, dated [ ], 2026 and attached hereto as Exhibit 99.5, to the joint filing agreement dated April 30, 205 by and between AMTD Group Inc., AMTD IDEA Group, The Generation Essentials Group and World Media and Entertainment Group Inc. and is added as a Reporting Person on this Amendment No. 2.

World Media and Entertainment Group Inc. is not a member of any group reporting beneficial ownership of securities of the Issuer and ceases to beneficially own more than 5% of the outstanding shares of the Issuer as of February 13, 2026 as a result of the transfer referenced above. Accordingly, World Media and Entertainment Group Inc. shall cease to be Reporting Person immediately after the filing of this Amendment No. 2.
Residence or business address:
Items 2 (b), are hereby amended to add the following:

Wonderful Time with Co. Ltd. is an exempted company with limited liabilities incorporated under the laws of the Cayman Islands. Wonderful Time with Co. Ltd. is a wholly-owned subsidiary of The Generation Essentials Group. The registered address of Wonderful Time with Co. Ltd.is located at 66 rue Jean-Jacques Rousseau, Paris, 75001.
Present principal occupation or employment: The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of each of the Reporting Persons are set forth on Schedule A hereto and are incorporated herein by reference.
Criminal convictions in the last five years: During the last five years, neither the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of each of the Reporting Persons are set forth on Schedule A hereto and are incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented by adding the following at the end:

On June 2, 2025, The Generation Essentials Group transferred 13,333,333 Class A ordinary shares of the Issuer held by it and World Media and Entertainment Group transferred 21,485,714 Class A ordinary shares of the Issuer held by it to Wonderful Time with Co. Ltd.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 3 is hereby incorporated by reference in its entirety. Except as set forth herein, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the transactions of this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See responses to Rows (11) and (13) of the cover pages of this Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to Rows (7) through (10) of the cover pages of this Schedule 13D.
Transactions in the class effected during the past sixty days: Except as disclosed in this Statement, neither the Reporting Persons nor to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Class A ordinary shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Statement, neither the Reporting Persons nor to the best of their knowledge, any of the persons listed in Schedule A hereto, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: June 2, 2025

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 3 is hereby incorporated by reference in its entirety.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto.

Other than as described in this Schedule 13D, no contracts, arrangements, understandings or relationships exist with respect to the securities of the Issuer among or between the Reporting Persons or any other person or entity.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Schedule A

Exhibit No.:

*99.1 Joint Filing Agreement, dated February 16, 2023, between AMTD Assets Alpha Group and AMTD Group Inc.

*99.2 Share Subscription Agreement dated August 15, 2022 between AMTD Assets Alpha Group and AMTD IDEA Group

*99.3 Share Subscription Agreement dated August 15, 2022 between AMTD Digital Inc. and AMTD IDEA Group

*99.4 Joint Filing Agreement, dated April 30, 2025, between AMTD Group Inc., AMTD IDEA Group, The Generation Essentials Group and World Media and Entertainment Group Inc.

99.5 Joinder Agreement, dated February 13, 2026 executed by AMTD Group Inc., AMTD IDEA Group, The Generation Essentials Group, World Media and Entertainment Group Inc. and Wonderful Time with Co. Ltd.

* Previously filed.

## Signatures
- AMTD Group Inc.: Feridun Hamdullahpur, Director (02/17/2026)
- AMTD IDEA GROUP: Feridun Hamdullahpur, Director (02/17/2026)
- Generation Essentials Group: Feridun Hamdullahpur, Director (02/17/2026)
- World Media and Entertainment Group Inc.: Feridun Hamdullahpur, Director (02/17/2026)
- Wonderful Time with Co. Ltd.: Feridun Hamdullahpur, Director (02/17/2026)